Exhibit 99.1

Our Code of Conduct establishes a standard of ethical business conduct that is expected from all board members, officers and employees of the Emera companies. We are expected to understand it, know where to access it, and refer to it to help ensure we take appropriate actions and make ethical decisions. This Code is effective January 1, 2025 and supersedes the Emera Code of Conduct effective October 1, 2023. INTRODUCTION — A Message from Scott Balfour — About Emera’s Code of Conduct — Emera’s Purpose, Vision & Values PERSONAL COMMITMENT — Doing the Right Thing -— Leading Teams

WORKING TOGETHER Staying Focused on Safety Maintaining Respectful Workplaces with Equal Opportunities Avoiding Conflicts of Interest COMPANY ASSETS & INFORMATION Protecting Company Assets Managing Records & lnfonnation CUSTOMERS & COMMUNITIES Caring for the Environment & Building a Sustainable Future Representing Your Company in the Community Engaging In Political Activity COMPLIANCE WITH LAWS & REGULATIONS Complying with Legal & Regulatory Rules Conducting Business Fairly and Accurately SUPPLIERS, VENDORS & THIRD-PARTIES Managing Supply Chain & Contract Risks Protecting Intellectual Property RAISING CONCERNS & REPORTING POTENTIAL VIOLATIONS

Raising Concerns & Reporting Potential Violations Retaliation Will Not Be Tolerated

Section 1 of 19 A Message from Scott Balfour Thank you for reviewing the Emera Code of Conduct Across the Emera companies, we share a common purpose to energize modern life and deliver a cleaner energy future for all. This purpose has inspired and propelled Emera to become a trusted energy leader. We have a strong track record of operational excellence with the right combination of strategy, people and investments that allows us to keep growing and delivering on our commitments. At its heart, our purpose is a valued reminder that people are counting on us every day for the energy they need to live and work, which means the work we do together really matters- both what we do and how we do it.

Our teams share common values that guide how we work. We put safety above all else. We put customers at the centre of everything we do. We value candour, respect, and collaboration. We care for each other, the environment and our communities. We set a high bar and take on big things. Taken together, these values ensure we continue to do the right thing, every day. The Emera Code of Conduct reflects our values and guides us on how to apply them in our work. It helps us understand why complying with our legal and regulatory obligations is critical and not optional. It empowers us to act ethically and with integrity. Just as importantly, it sets out what’s expected of us in our relationships with each other and the people we interact with through our work, including utility and business customers, investors, partners and community members. Thank you for your commitment to read, understand, discuss and apply the Emera Code of Conduct in your work. Doing the right thing has always been the foundation of our shared approach—and it will remain critically important as we continue to work together to energize modern life and deliver a cleaner energy future for all. Sincerely, Scott Balfour President & Chief Executive Officer, Emera

Section 2 of 19 About Emera·s Code of Conduct The Emera Code of Conduct sets out the standard of ethical business conduct that is expected from all board members, officers and employees. The Code and the values on which it is based are an integral part of ensuring that we are always doing the right thing in our work. You are expected to understand it and apply it in your daily work—especially when you are not sure of the appropriate or required action to take. We sign the Code when we join an Emera company and reaffirm that commitment every year by acknowledging we have reviewed the code, understand it and remain in compliance. Employees who breach the Code, violate a company policy, or retaliate against an individual who reports a concern in good faith, will be subject to a disciplinary process. Violations of a serious nature may result in disciplinary action up to and including dismissal and could also result in civil or criminal prosecution. Have a Code of Conduct Question? Your leader is always a great place to start if you have questions about the Code and how it applies to your role or if you are not sure of the appropriate or required action to take. If you require additional clarification, reach out to your human resources, legal or compliance team or contact the Emera Inc. Corporate Compliance Department at: corporate.compIiance emera.com or 1-902-429-6190.

When you have concerns about potential unethical beahviour and speaking with your leader is not possible or appropriate, you can elevate your concern to any senior leader within your company or to human resources. You can also share concerns anonymously through the ClearView ConnectsTM Ethics Hotline at www.clearviewconnects.com or by calling at 1-866-344-8801 in North America or 1-416-386-8094 in the Caribbean. It is important to note that the ClearView ConnectsTM Ethics Hotline is not meant to be a substitute for direct and meaningful communication with your leader or human resources representative, when that is possible. The Ethics Hotline is operated by an external reporting service to ensure anonymity. Refer to section ‘Raising Concerns & Reporting Potential Violations’ for more information on submitting a confidential hotline report. Nothing in the Code is intended, nor will it be enforced, to limit employee rights under any local, provincial, state, national or federal law, or limit any activities by employees to improving wages, hours or working conditions, or any other conduct protected by laws in the jurisdictions where Emera companies operate, such as the National Labor Relations Act (NLRA) in the United States and the Trade Union Act in Nova Scotia.

Section 3 of 19 Emera·s Purpose, Vision & Values Our Purpose is the reason we do what we do across Emera. It unites us all as we work together to deliver for our customers and communities. OUR PURPOSE Energizing modern life & delivering a cleaner energy future for all. OUR VISION To be the energy provider of choice for our customers, the employer of choice for our people, and a preferred choice for investors.

OUR VALUES WE PUT SAFETY ABOVE ALL ELSE We are relentlessly committed to a strong ‘speak up’ culture and an Emera where no one gets hurt. WE PUT CUSTOMERS AT THE CENTRE OF EVERYTHING WE DO We listen to our customers, and we are working hard to meet and exceed their expectations. WE VALUE CANDOUR, RESPECT, AND COLLABORATION We put issues on the table and share different perspectives in order to achieve better outcomes.

WE CARE FOR EACH OTHER, THE ENVIRONMENT, AND OUR COMMUNITIES We invest in our people and communities and share a commitment to building a more inclusive and sustainable future. WE SET A HIGH BAR AND TAKE ON BIG THINGS We pursue excellence with innovation, tenacity, and integrity

Section 4 of 19 Doing the Right Thing Behaving ethically demands more than complying with laws, regulations and policies; it also means pursuing business objectives with integrity and thinking through the potential impacts of decisions and actions. There will be occasions when the Code does not explicitly address certain situations. In these circumstances, use appropriate judgment in determining the right thing to do. When faced with an ethical dilemma or an uncertain situation, it can be helpful to ask the following questions:

• Would my action or decision comply with applicable municipal, provincial, state, and federal laws and regulations, and company policies and procedures? • Is it consistent with our values as well as the spirit of the Emera Code of Conduct? • Would I be proud to tell someone I respect {e.g., team members, friends or family) about my actions? • Willi be guilt-free after I do this? • Would I be comfortable seeing it posted on social media or on the news? • Would I be okay with someone treating me the same way? If the answer is no to any of these questions, it may not be the right thing to do and a different direction should be considered. If the Code does not have the answer you need, consult with your leader who will either provide additional guidance or refer you to the relevant policy, procedure or company resource.

Section 5 of 19 Leading Teams While we are all expected to perform our jobs in accordance with the Emera Code of Conduct and all relevant policies and procedures, leaders have additional responsibilities. These include: • Providing employees with the necessary resources to understand and comply with the Code and applicable laws, regulations and policies.

• Ensuring that employees under their supervision complete all required training and annually acknowledge their understanding, and agreement to comply with the Code. • Supporting a speak-up culture where employees are comfortable and feel safe asking questions, sharing perspectives, raising concerns and reporting suspected misconduct. • Protecting anonymity, where possible, and ensuring that employees are not retaliated against for reporting concerns in good faith. • Directing employees to achieve results and perform work in compliance with the Code and all applicable laws, regulations and policies. • Taking timely and appropriate action when directly experiencing, witnessing or being presented with any safety risk, discriminatory or disrespectful behaviour or other activity that is contrary to the Code. • Consulting with human resources, legal, audit or compliance teams when it is unclear whether additional steps are needed to address potential concerns.

Section 6 of 19 Staying Focused on Safety We are relentlessly committed to a strong speak-up culture and an Emera where no one gets hurt. This means: • Appropriately correcting and warning others when you see unsafe acts, behaviours or hazardous conditions. • Promptly reporting all health and safety incidents, including near-misses, to your leader or using established reporting channels.

All employees are expected to understand work-related hazards and risks. You are empowered to refuse to complete any work you believe to be unsafe for yourself, your team members or others. In these situations, it is important to let your leader know about your concerns and why you think it is unsafe to complete the work. All employees are also required to comply with drug and alcohol policies, which includes being free from the influence of any substance that could prevent work from being conducted safely, accurately and effectively. It is prohibited to possess or be under the influence of alcohol, nonprescription drugs or prescription drugs that adversely impair your fitness for duty on company premises, while engaged in company business, or while operating company vehicles or equipment. If you are experiencing challenges with alcohol or drugs, you can seek assistance from your leader, human resources team, or company Employee & Family Assistance Programs. Questions &Answers Q. I know we are supposed to A. We should always report job-related near-misses, report injuries, job-related injuries, illnesses and safety incidents. Company, team or illnesses and safety incidents, personal goals should never be designed to compromise but one of my team’s goals is to employee safety and must ensure we remain focused on improve our safety performance, our shared goal of achieving world class safety results. which includes reducing the rate Reporting safety incidents helps determine the steps of safety incidents. What is the necessary to prevent future incidents from occurring and real priority? keeps employees safe. Q. While responding to an outage call, I have A. No. If you believe that the work situation is encountered unsafe working conditions in a unsafe, it is appropriate to refuse to perform customer’s home. I do not feel comfortable the work. You should also report to your working in these conditions without additional leader that you are refusing the work, state support. Should I proceed with the job without why you believe that the situation is unsafe, speaking to my leader? and await further instructions. Q. While performing a site A. Assuming it is safe to do so, you should speak with inspection, I noticed a work crew the work crew to request that all work stop until a digging prior to having the utility locate is completed or further instruction is given underground utilities located. How by your leader or safety team. Report this to your leader should I address this unsafe or safety team immediately. situation?

Section 7 of 19 Maintaining Respectful Workplaces with Equal Opportunities We are dedicated to fostering a respectful and inclusive workplace where everyone is valued. Maintaining a welcoming and supportive work environment is a shared responsibility—we do this by treating others with dignity and respect. You should be familiar with the company’s respectful workplace policy, as your behaviour is expected to contribute to creating a respectful workplace. Discrimination, harassment, sexual harassment and bullying is never okay and will not be tolerated. This means:

• We are all accountable to treat others with respect, promote awareness of inclusivity and provide prompt resolution to address disrespectful behaviour. • We are empowered to speak up if we experience or witness disrespectful behaviour. Emera companies are committed to providing equal employment opportunities without regard to race, ancestry, colour, ethnicity, citizenship, religion, sex, national origin, age, disability, marital status, family status, veteran status, sexual orientation, gender identity and gender expression, or any other characteristic protected by applicable laws. Activities such as recruiting, job placement and promotion, training, performance management, compensation and disciplinary action must be carried out in accordance with our commitment to provide equal employment opportunities. Employees who retaliate against individuals who report concerns in good faith will be subject to a disciplinary process, up to, and including, termination. Questions & Answers Q. My team member A. If you are comfortable doing so, you should tell your team member, repeatedly asks me to in no uncertain terms, that “no means no,” and that if you are asked go out on a date, even out again, you will be forced to speak with your leader or someone though I’m not from human resources. If the unwanted requests continue, speak with your leader or someone from human resources.

interested. What should I do? Q. One of my team members A. Telling any type of joke that can be offensive should not regularly tries to tell me race- be tolerated. Finding a way to explain to your team related jokes. This is offensive to member why the joke is offensive and inappropriate can be me and I want it to stop, but I an effective way to get them to stop. If the jokes persist, don’t want to get them in trouble. you should speak with your leader or someone from What should I do? human resources. Q. I recently filed a harassment A. Retaliation is not tolerated. If you believe you are being complaint with human resources retaliated against for making a good faith complaint or for over how I was being treated by being involved in a workplace investigation, you should my leader. Since then, my leader speak with someone from human resources or legal. has reassigned me to different Alternatively, you may share your concern through the duties and has made taking time ClearView Connects,.. Ethics Hotline as referenced in off very difficult. What should I Raising Code Concerns & Potential Violations. do? Q. I’m a new employee and every day when I get to work, A. Harassment and bullying is my teammates have hidden my tools. When I go looking for never okay and is not tolerated. them, no one helps me out. I’ve repeatedly asked them to You should talk with your leader stop, but I have been told during team meetings that I am or someone from human being a crybaby and that it’s all in good fun. What should I resources about these do? unacceptable behaviours.

Section 8 of 19 Avoiding Conflicts of Interest A conflict of interest arises when personal, social, political, or outside business activities interfere with your objectivity or responsibilities as a board member, officer or employee. You must avoid conflicts of interest or even the perception of conflicts of interest in your work by: • Maintaining awareness of situations that may create a conflict of interest.

• Avoiding conflicts or the appearance of a conflict . • Disclosing conflicts of interest (both actual and perceived) to your leader to ensure the matter is appropriately managed. If you are unsure if a particular situation is a conflict of interest, reach out to your leader or human resources team for guidance and refer to company policy and procedures for disclosure requirements. OUTSIDE COMMUNITY & FAMILY MEMBERS & GIFTS & EMPLOYMENT & ENTERTAINMENT POLITICAL PERSONAL OWNERSHIP ACTIVITIES RELATIONSHIPS While at work, you are expected to devote full-time effort to your job and avoid any outside activities and/or employment that may interfere with performing your regular job or that is conducted during normal work times. Outside activities and employment should never involve the disclosure or use of proprietary, confidential or non-public company information, nor should the outside employment discredit any Emera company. In addition, if a family member or member of your household works for a competitor or a business entity that does business with any Emera company, there could be a conflict of interest. You are prohibited from personally benefitting from business opportunities that are discovered through the use of, or in connection with, corporate property, information or position. If a company, partnership, or business in which you, or a member of your family, own more than a 10 percent interest, or if you act in the capacity of a director, officer, partner, consultant, employee or agent of a company, partnership, or organization that seeks to conduct business or competes with an Emera company, you must get written approval through your leader in accordance with company conflict of interest disclosure policy and procedures. OUTSIDE COMMUNITY & FAMILY MEMBERS & GIFTS & EMPLOYMENT & POLITICAL PERSONAL ENTERTAINMENT OWNERSHIP ACTIVITIES RELATIONSHIPS

Do not accept, offer or authorize gifts, entertainment or other favours that are not a reasonable part of business relationships. While gifts of cash are never acceptable, the occasional exchange of modest gifts and business courtesies, such as entertainment, sporting event tickets, meals or promotional items can build goodwill in business relationships and may be permissible. A gift or payment is improper if it is used to influence or could appear to influence a business decision. Exercise good judgment in each situation, taking into account the nature of the gift or entertainment, its purpose, appearance, positions of the persons providing and receiving it, and the business context. Some exchanges may be seen as bribes and could harm the reputation of Emera companies and the individuals involved. Giving or receiving gifts or benefits of $500 or more must be pre-approved. If in doubt, consult your leader or human resources team for advice. OUTSIDE COMMUNITY & FAMILY MEMBERS & GIFTS & EMPLOYMENT & POLITICAL PERSONAL ENTERTAINMENT OWNERSHIP ACTIVITIES RELATIONSHIPS Use good judgment in selecting community activities, civic groups or charitable projects to ensure that participation does not conflict with your work responsibilities or the interests of the Emera companies. Discuss community involvement with your leader to determine if a conflict exists. You can seek or hold an elected or appointed public office position provided this role does not interfere with your work or create a conflict of interest. Working for a regulated utility and holding public office may present complications. If you are a prospective candidate for public office, discuss the opportunity in advance with your leader.

OUTSIDE COMMUNITY & FAMILY MEMBERS & GIFTS & EMPLOYMENT & POLITICAL PERSONAL ENTERTAINMENT OWNERSHIP ACTIVITIES RELATIONSHIPS Emera companies are committed to making employment and advancement decisions based on qualifications and merit and not in favor of or in opposition to the employment of family members and relatives. You should not participate in employment decisions or have leadership responsibilities related to your family members, relatives or anyone with whom you have or develop a personal or romantic relationship with. Questions &Answers Q.l would like to A. This kind of class may be acceptable because it promotes a healthy teach an exercise workplace and is not in conflict with work hours or company business. class at the However, it would be considered a conflict of interest if you charged a fee company fitness to fellow employees or outside participants for your own benefit. The use center after work of company property or facilities outside of normal work activities must be hours. Is this ok? vetted and approved through your leader. Q. While I was attending a work sponsored A. Maybe. Certain important questions need to conference, my name was randomly drawn to be answered before accepting cash prizes win a $5,000 cash prize. Can I keep the associated with a work-related event, such as: money? • What was the purpose of the raffle? • Was the raffle conducted in a reasonable and controlled manner?

• Who was the raffle sponsor? • Does any Emera company do business with that entity? • What is your relationship with that entity? To be sure, disclose and discuss the situation to your leader. Q. I’m an electrician for the company and am considering a second job opportunity working weekends with my friend who is a general contractor. Is this a violation of the Code? A. Maybe. For example, if your friend’s company is a competitor or vendor with whom an Emera company does business, it is considered a violation. Remember, your job at the company is your first responsibility and you must be able to fulfill your duties without conflict or interference. Your second job should not be conducted during regular work hours, and company property cannot be used. You should discuss the second job with your leader to determine whether there is a conflict of interest. Q. My brother owns a contractor company and wants to bid on work for our power plants. Is he allowed to bid on the job? A. Your brother may submit a bid as long as you have no responsibility for procuring these services. You also should disclose the relationship to your leader. If your brother’s company is chosen as a vendor, you cannot be involved in any aspect of his work, including supervising the work or processing payments for the work. Q. I’m remodeling my house and have been offered a reduced price for the A. You may accept only if the reduced price offered is their regular reduction for services. You should not use

Work from an Emera company supplier. Is it okay for me to take this offer? Your company position to obtain offers or favours from people with whom an Emera company does business.

Section 9 of 19 Protecting Company Assets Emera companies have both digital assets, such as data and intellectual property, as well as physical assets including computers, tablets, phones, vehicles, supplies and equipment. We are all responsible to help safeguard these assets. Company information and property should only be used for legitimate business purposes. Occasional personal use of some devices (such as personal phone calls or email} may be permitted, if it does not interfere with job performance, impose any additional business costs or violate any other policy. Information systems and associated technology assets are provided so we can perform our jobs. When accessing information systems on company or external devices (such as a home computer, cellular phone or other personal communication system} whether through a public or private internet or wireless connection, you must: • Take responsibility for information security and be aware of information security processes and policies. • Take appropriate precautions against unauthorized access, such as using (and not reusing or sharing} strong passwords, encrypted thumb drives and secure wireless networks consistent with company information security guidelines. Electronic communications such as email, voice mail, text, instant messages and blogs are a form of corporate data that must be safeguarded. Your company may inspect these systems and tools at any time in accordance with jurisdictional privacy regulations, to search or monitor for misuse. You should not expect any personal privacy for communications sent, received or stored on a company asset. CYBER SECURITY PHYSICAL SECURITY To protect our data from getting into the wrong hands or bad actors obtaining access to our systems, it is important that you: • Report suspicious emails immediately using the Phish Alert button in Outlook, lock your workstation when not in use, and use strong, unique passwords as per company policy. • Only use approved resources for data storage and sharing, limit access appropriately, and remove access when it is no longer needed. • Keep you r company device free of personal data, be cautious with email links and attachments, and get approval before downloading or subscribing to any services to ensure it meets company standards.

• Report any cyber security incidents and suspicious activity immediately. CYBER SECURITY PHYSICAL SECURITY To prevent unauthorized individuals from obtaining access to our facilities or assets, it is important that you: • Wear your identification badge at all times, and not share keycards or grant access to restricted areas without following physical access policies and procedures. • Ensure mobile devices are secured (e.g. laptop computer, etc) and refrain from plugging in any unapproved devices, such as non-company USBs, into company assets. • Keep secure and properly dispose of printed information, especially materials with sensitive organizational or personal information. • Report any physical security incidents, suspicious activity, or missing company-issued devices immediately. __ ·- I I

Q. I operate a general contractor business from home to A. No. This is an improper use of an make a little extra money. Is it okay if I use an Emera Emera company asset and property company vehicle to transport my tools and material once for personal reasons and it is not in a while? allowed. Q. If I am out sick and a file on A. No. Sharing passwords exposes the company to potentially my local hard drive needs to be significant security risks; as a result, employees are strictly updated, is it okay to share my prohibited from sharing their passwords with anyone. You user ID and password with my must follow your company’s respective password protection leader so that they can work policies and procedures at all times, including when you on the file during my absence? require assistance from IT personnel (e.g., desktop support, etc.).

Section 10 of 19 Managing Records & Information We must retain records that are complete and in compliance with applicable standards, laws and regulations. You should be familiar with company information management policies and procedures including requirements for creating, keeping and destroying records and how to handle records related to litigation, audits and investigations. Sensitive or Confidential Information During the course of business, you may have access to confidential, proprietary or personally identifiable company, employee, customer or third-party information.

Sensitive information includes material that is usually not known by the general public, that could provide an organization with some kind of business advantage, or that may be harmful to an Emera company, employee, customer or third party if disclosed. Examples of sensitive and confidential information include employee health and wellness information, wages and salary details, personally identifiable customer information, operational or cyber system information, financial data and other proprietary business information. As a general rule, presume that any information about your company, customers or employees is sensitive. Other steps you should take include: • Do not disclose or share sensitive information with anyone, except what is required to perform your work duties and in line with company privacy policy and applicable laws. • Be vigilant to protect sensitive personal and organizational information against loss, theft, unauthorized access, alterations and misuse. • Only transmit electronic communication of confidential or sensitive information in a manner consistent with information security guidelines. • Follow company information classification requirements . Do not submit any non-public company information, or information concerning customers or employees, into artificial intelligence tools such as ChatGPT, and only use such tools in compliance with company policies and guidelines.

for my vice president on risk and requires proper precautions. Your company has a legal Monday morning. Can I and regulatory responsibility to protect certain types of sensitive email this material to my information. Any such activity should be carried out consistent personal email account or with company information security policies and procedures. You upload it to my Dropbox should always check with your leader and consult with IT about account so that I can work the most appropriate and secure way to manage any transfer or on it at home on my own storage of data outside the normal course of business. computer? Q.l need to A. First, be sure that sharing customer information, especially sensitive send a file information, with a third party is permitted under company privacy policies and containing procedures. Data privacy laws and regulatory restrictions vary and may require customer customer permission or notification. Second, any business communications that information contain sensitive information should be carried out in line with company to one of our information security and privacy policies and procedures. Check with your vendors. Can leader if you have any questions about the sensitivity of the data you plan on I email it? sharing. Q, I want to leverage AI to assist A. Yes. Generally, it’s okay to use publicly available AI tools with my work. Can I use any for information and research to help you with your work. widely available tool as long as I Only pre-authorized AI tools may be used when using non-don’t input company data? public company data or information.

Section 11 of 19 Caring for the Environment & Building a Sustainable Future Our focus on sustainability is foundational to our strategy and our progress is a demonstration of the values we live by across Emera. Emera companies conduct business in a manner which is respectful and protective of the environment and in full compliance with legal requirements, company policy and procedures. While at work, you are expected to make environmental considerations an integral part of decision making by:

• Using natural resources efficiently and acting as responsible stewards of land, wildlife and cultural resources. • Controlling emissions and wastewater in accordance with environmental requirements. • Preventing oil, chemical and natural gas releases from occurring and giving careful attention to the proper handling and disposal of waste and considering pollution prevention as the first option in preference to control or clean up. • Reporting actual or potential environmental emergencies or incidents quickly and appropriately to designated personnel. • Preparing for and responding to environmental incidents and emergency situations and taking corrective action to prevent reoccurrence. Check with your leader if you have any questions about how to report an environmental emergency or incident. Questions & Answers Q. I observed an oil release A. Yes. It is important to immediately notify your leader or from company equipment environmental team about any spill or release, regardless of the and I am not sure how much magnitude, to ensure compliance with regulatory requirements, got out. Do I need to report to protect the environment and ensure the health and safety of this? others. Q. I work in an A. Every team member has an opportunity to contribute by doing simple office location. things as part of our everyday job activities such as conserving energy by

How can I turning off lights and equipment when not in use, reducing waste by contribute to limiting our use of one-time disposable use products, and following waste efficiently using management practices for recycling and sorting. natural resources? Q. While conducting maintenance at the A. Yes, report your concern to your leader or work site of an industrial customer, I environmental team. While the concern may not be noticed a strong smell and numerous on company property, it is still important that the dead fish floating downstream from the environmental team knows about any unusual outflow pipes. Do I need to report this conditions, including spills and releases, that may even though it is not on company negatively affect the environment or the health and property? safety of others.

Section 12 of 19 Representing Your Company in the Community We are encouraged to be active, responsible citizens in the places where we live and work, supporting initiatives and organizations that foster community safety, strength, innovation and inclusivity. When volunteering, donating to or otherwise supporting community initiatives, remember to:

• Use good judgment to ensure that participation does not conflict with your work responsibilities or the interests of the company. • Demonstrate our shared values in action, which could include being a champion for safety and respectful collaboration. External Communications Emera companies use a variety of channels to communicate information to the public, including financial reports, news releases, social media and regulatory filings. Because the unauthorized or inappropriate release of information to the public may violate securities laws, cause confusion or lead to competitive or reputational damage, our companies have designated individuals who are trained, qualified and authorized to release information to the public. Unless you are an authorized spokesperson, you should not speak on behalf of the company or respond to news broadcasts, media inquiries, articles or public comments, including those made by regulators and other elected or appointed officials or government employees. On social media, whether using either a company-owned or personal communications device, we are all viewed as representatives of the company during work and non-work hours. Use good judgment while on social media sites, follow the code and all applicable social media policies, and remember you cannot speak on behalf of the company unless authorized. You are encouraged to support social media activity from official company accounts by liking and sharing posts.

Q. What is the A. A spokesperson is authorized to speak on behalf of an Emera company. difference Usually, the spokesperson is a leader or communications team member. While between there are generally only a few spokespeople in each Emera company, we all being a should be champions for our business and the things we believe in—this can company include liking and sharing official company social media posts and spokesperson demonstrating our shared values in dealings with people outside work. When and questioned by the media about information pertaining to the company, you champion? should refer the media to the applicable company spokesperson. Q. If I take pictures at a A. It is generally ok to post photos taken at public events. Posting company event, can I post photos of any company facility not readily available to the public is them to my personal social not permitted. For example, photos of the interiors of our media? What if the buildings, our power stations or other company facilities cannot be company logo is showing? posted, as this can lead to security issues.

Section 73 of 79 Engaging In PoliticalActivity You are encouraged to be well informed about politics and to exercise your privilege to vote for and support candidates of your choice. You may volunteer your personal time and contribute personal money to a political party, campaign or to an organization that raises money to privately support candidates and/or legislation (these groups are often referred to as political action committees, or PACs, in the United States). Contributions to, or support of, any political party, candidate or social issue will never be considered a condition of employment or necessary for advancement. Company funds or assets shall not be provided to any political party or organization, or any candidate for public office, except where such contribution is permitted by all applicable laws and authorized by a company officer or company Board of Directors. Lobbying & Registration If your work role requires interactions with government officials, you must also be aware of and comply with all applicable federal, state, provincial and local laws and regulations relating to lobbying and registration. This may include registration as a lobbyist on behalf of an Emera company, reporting lobbying activities and following restrictions relating to gifts, political contributions and entertainment expenditures. Anti-Corruption You are required to conduct business ethically and in compliance with applicable anti-corruption and anti-bribery laws. These laws generally prohibit companies and individuals from offering, promising, authorizing or giving bribes, kickbacks, or anything of value, directly or through a third party, to anyone acting in an official capacity on behalf of a government entity, to obtain or retain business, or to secure a business advantage. You are expected to: • Be aware and take steps to prevent and avoid the appearance of bribery when engaging with government agencies and officials. • Never offer contributions to candidates on behalf of an Emera company without explicit approval from a company officer. • Never offer anything of value to a government official and watch out for corruption and bribery red flags. • Immediately report any corruption or bribery instance, red flags or irregularities to the legal or compliance team.

Violations of applicable anti-corruption and anti-bribery laws can result in job termination, severe corporate criminal penalties, fines and reputational harm as well as criminal fines and penalties, including imprisonment for individuals. WHO IS A GOVERNMENT WHAT IS A GOVERNMENT CORRUPTION & BRIBERY RED OFFICIAL? ENTITY? FLAGS A government official is: • Any director, officer, employee, agent or representative (including anyone elected, nominated, or appointed to be a director, officer, employee, agent or representative) of any government entity, or anyone otherwise acting in an official capacity on behalf of a government entity. • Any political party official or political party employee . • Any candidate for public or political office including any royal or ruling family member. • Any agent or representative of any of those persons listed above. WHO IS A GOVERNMENT WHAT IS A GOVERNMENT CORRUPTION & BRIBERY RED OFFICIAL? ENTITY? FLAGS A government entity is: • Any national, state, provincial, regional, municipal, tribal or local government (including, in each case, any agency, department or subdivision of such government), and any government agency or department. This includes:

o Any political party. o Any entity or business that is owned or controlled by a government entity. o Any international organization, such as the United Nations or the World Bank. WHO IS A GOVERNMENT WHAT IS A GOVERNMENT CORRUPTION & BRIBERY RED OFFICIAL? ENTITY? FLAGS It is important to be aware of “red flags’: scenarios and situations that may indicate an employee, contractor/vendor, or intermediary may have made an illegal offer or payment, or intends to pay a bribe, in connection with business activities. Examples include: • Working with public officials who have a history or reputation for corruption, bribery or other legal violations . • Offering (or accepting) excessive gifts or hospitalities to government officials, other public officials or any person. • Requesting payments without any written invoice, in cash, to be made to another party, or to be directed to offshore bank accounts. When something does not feel right or sound right, it might not be. In these situations, it is important to reach out to you leader, legal or compliance team for advice.

Any Emera company based in the United States may participate in political activities in the United States, provided that the company abides by all federal, state, and local requirements for such political activity, and that no foreign national participates in any way in the decision- making process regarding the contributions. Questions &Answers Q. Some of my team members and I want A. Yes. Participation in political activities is to volunteer on a local election campaign encouraged but it must not take place during work for a former employee. This volunteer time or use company resources. This also means work will include the collection of that soliciting political donations for candidates campaign contributions and public during working hours or at the workplace or a appearances with the candidate. Is that work-sponsored event is not permitted. okay? Q. My work group plans to A. You should not invite these individuals unless they have purchase a table at a charity been approved by the company’s government affairs and fundraiser banquet and wants community relations team. Any item of value—in this case, the to invite some elected officials meal—must comply with all laws and regulations that limit or to sit with us. Is that okay? prohibit such expenditures or require them to be reported.

Q. I work on a permitting team that uses a third-party agent to help submit and secure land use and environmental permits from governmental agencies. The agent often gets approval after the fees are negotiated and then paid in cash and I’m concerned that certain portions of these cash payments may be going from the agent directly to government officials. Is this a concern that should be reported? A. Yes. You should immediately report the matter to your leader or legal team. Emera companies do not approve of and can be liable for bribery of government officials, even if bribery is conducted by an agent or subcontractor. Emera companies can be held liable by turning a blind-eye when circumstances point to a potential violation of anti-corruption and anti-bribery laws.

Section 74 of 79 Complying with Legal & Regulatory Rules Emera companies operate in Canada, the United States and the Caribbean, conduct business in other jurisdictions, and are subject to applicable municipal, provincial, state, national, and federal laws, rules and regulations in each of these places. We must comply with all applicable laws and regulations in carrying out our responsibilities. This means you must: • Be aware of laws, rules and regulations that are relevant to your area of work.

• Report any violation or suspected violation of laws or regulations to your leader. Certain violations may warrant disclosure to government authorities. • Seek guidance from company subject matter experts if you have questions about the application or interpretation of any law, rule or regulation. Violations of a law, rule or regulation may lead to reputational or business harm and can result in personal and corporate liability. Inquiries & Investigations We are committed to always being truthful with, and responsive to, both internal and external inquires and investigations, by various sources such as regulators, auditors and elected or appointed officials. When you receive a request for non-routine information from an external auditor or government authority, report the request to your leader or legal team and seek guidance before responding. If you are asked to provide information in connection with an audit, inquiry or investigation as part of your work, you must cooperate, be honest, and ensure that all information you provide is truthful. Consistent with document retention policies and procedures, you should never destroy, falsify or alter documents or records relating to any potential or pending audit, inquiry or investigation. AFFILIATE RULES

Emera companies are regulated by a number of Canadian, United States and Caribbean energy regulators, many of which have imposed specific codes and standards of conduct addressing matters such as undue discrimination and preferential treatment between regulated and affiliate companies. These rules may apply to and restrict arrangements between affiliates to conduct business or share employees. Emera companies have created separate codes and standards of conduct, known as affiliate rules, that you must follow when interacting with other Emera companies. Check with your leader if you are unaware of or have questions about the affiliate rules relevant to your work. Questions &Answers Q. I work for one Emera company but am engaged on a A. Yes. You will need to track and project for another Emera company. Should my time be charge back your time and must tracked and charged back for all of the hours I have put refer to the affiliate rules that into the project? govern this process. Q. I am new to my role. How A. Your leader is always a good place to start to understand am I supposed to know what the laws and regulations applicable to your position as well as laws and regulations are all relevant training materials for your role. You may also reach applicable to my position out to the compliance team for additional guidance and responsibilities? direction. Q. Our team is responding to a A. Yes. You must always be honest and factual with regulatory inquiry. Our leader responses to regulatory inquires, which means that you has encouraged us to be very non-specific and almost evasive with our responses. Should I be concerned? should never willfully withhold or manipulate information relating to an inquiry. If you feel that team members are not providing honest responses, you should raise the concern as appropriate to your leader, legal or compliance team.

Section 15 of 19 Conducting Business Fairly and Accurately Fair business practices and accurate financial reporting are fundamental to maintaining trust with our stakeholders and regulators. By committing to fair business practices, Emera companies ensure that our operations are transparent, ethical and compliant with regulations. Accurate financial reporting reflects Emera companies’ true financial position and provides stakeholders with reliable information to make informed decisions.

Fair Business Practices Emera companies are subject to laws and regulations designed to ensure a level playing field for all energy market participants. As such, you are expected to avoid conduct that would take unfair advantage through manipulation, concealment, abuse of privileged information, misrepresentation of facts, or any other form of unfair dealing. Further, you must not take part in illegal, anticompetitive acts, such as fixing prices, manipulating markets, limiting production, unfairly restricting competition, deceiving or misrepresenting. Check with your leader if you have any questions about fair business practices. Financial Reporting As a publicly traded organization, Emera must accurately disclose complete and timely information about our business, financial condition and operational results. All assets, liabilities and transactions must be complete and accurately recorded in the applicable Emera company’s financial records. Any company information you create or enter into financial or operational records must be complete, accurate and supported with the appropriate documentation. All records, accounts and financial reports made available to shareholders, regulators and the public must accurately reflect transactions and events and conform to generally accepted accounting principles, applicable laws and regulations, and to company systems of internal controls. If you are being asked to record a transaction or activity in a dishonest or inaccurate manner or feel uncomfortable with how others are recoding information, you must immediately report it to your leader. SECURITIES TRADING In the course of your work, you may become aware of material information about an Emera company that has not been publicly disclosed—this is referred to as inside information. Information about an Emera company is material if it could be expected to affect the market price or value of Emera’s securities or could reasonably be expected to have an influence on a reasonable investor’s decisions. Examples of inside information include unpublished financial results, changes in dividend policy, information about mergers or acquisitions, and information about a significant sale of assets. Our standing in the financial marketplace requires that we maintain the trust and confidence of the investment community. If you become aware of inside information, even inadvertently, which is not publicly available to all investors, you are prohibited from: • Buying or selling Emera stocks, bonds and other securities while such information remains non-public. • Buying or selling securities of company partners, suppliers, customers or other companies or business entities with which Emera companies have a business relationship while in possession of inside information about those companies or business entities. • Sharing inside information with any other person not authorized to receive it, including other employees, family and friends. Inside information about an Emera company must always be treated confidentially. Check with your leader if you have any questions about purchasing or selling securities associated with our business.

Q. Can I trade securities of A. No. It is illegal to trade securities of a publicly traded company other companies if I have while you have inside information about it. For example, if a friend, inside information about family member, co-worker, vendor, customer or any other person them as long as I’m not gives you inside information about another company, it is illegal to employed there? trade that company’s securities. Q. I manage a small department with several employees and recently A. Consult your noticed a difference between the numbers in a certain report and the legal, audit or back-up documentation. I spoke with my group about it and let my leader compliance teams know, but things are still not adding up. What should I do? for advice on next steps.

Section 16 of 19 Managing Supply Chain & Contract Risks Third parties (vendors, suppliers, and service providers) are essential to our operations. However, it is important to remember that working with third parties can introduce risk to our business. You should be aware of and comply with company third-party risk management (TPRM) policies and programs to manage risks when working with third parties. This includes before entering into contracts with prospective third parties, when negotiating contract terms, and once third parties have been engaged to provide materials or services. Procedures are in place to ensure that any contract entered into on behalf of an Emera company has the appropriate level of review and approval. Each Emera company includes team members trained to ensure that contractual arrangements adequately protect our interests and minimize risks. When engaging third parties, you must: • Comply with relevant policies and procedures for requesting third-party services and entering into or renewing contracts. • Know what types of contracts, if any, you are authorized to enter into on behalf of your company. • Ensure there is proper authorization, including legal review where required, prior to the execution and renewal of any contract. • Monitor third party performance and compliance with executed contracts throughout the contract term. Check with your leader if you have any questions about your authority to enter into contracts. Modern Slavery We care for the environment and each other, including communities where our materials, equipment and supplies are sourced from. Emera strictly prohibits the use of forced or child labour and will not tolerate these actions within our supply chain channels or operations. You are required to be aware of and assess risks associated with modern slavery in compliance with company TPRM polices and procedures prior to contracting with third parties.

Questions 8r. Answers Q. What types of risks do third parties including consultants, contractors, vendors and suppliers pose? A. Third parties may have access to company systems and data, perform hazardous work, provide equipment and materials, and act on behalf of the company. These activities expose the Emera companies to safety, environmental, cybersecurity, operational, legal, regulatory, reputational and financial risks. Q. What if I need to get a contract signed urgently, but my leader is out of the office for the next week? Should I seek approval from another manager, or is there an alternative process I should follow? A. In this situation, it’s still important to ensure that the contract undergoes the appropriate level of review and approval. If your leader is unavailable, consult with the legal team to determine whether another manager can approve the contract or if there are alternative processes to follow in your leader’s absence. Q. What do I do if I know or suspect that supply chain channels for critical assets or services carry a risk of forced or child labour? For example, lithium batteries and solar panels are known potential areas of concern based on where the raw materials are sourced from. A. When purchasing these products, you must assess and mitigate these risks by completing appropriate supplier due diligence and following third-party risk management processes. When purchasing materials or equipment, or entering into supplier or vendor contracts, it is important that you adhere to these practices. Check with your procurement team if you have any questions about your responsibilities or require additional clarity.

Section 17 of 19 Protecting InteLLectuaL Property To maintain our reputation for excellence, it is important to safeguard intellectual property including Emera company logos, company names and trademarks. Emera companies own all rights to any product that you create or develop in your work, including any technology, patents and copyrights. Also, your work must not infringe on patents, trademarks or any other intellectual property rights of other companies, business entities or individuals. You are required to:

• Report any unauthorized use of intellectual property including copyrights, patents, service marks and trademarks to your leader. • Respect all intellectual property received from third parties under confidentiality or license agreements and obtain appropriate permission for use. Violations of intellectual property rights can lead to substantial liability. Third-Party Requests for Use of Emera Company Name or Logo You may be asked by a contractor, supplier or vendor to endorse, promote or give testimony for products, services or equipment used by the company. All third-party requests to use the name of an Emera company or logo in any media or publication must be forwarded to your communications team for approval. Additionally, you must not allow the use of an Emera company name or logo in a way that implies or suggests endorsement by any Emera company. Likewise, you should not criticize a product or service in a way that suggests that the company is making the criticism. Questions & Answers Q. I am working on a new marketing campaign for customers. While browsing the internet for inspiration, I came across some eye-catching graphics on a popular design website. Is it okay for me to use? A. Under most circumstances, no. Many graphics, templates, and related content on the internet are protected by copyright laws. By using this content, the company could face legal issues and financial consequences. Reach out to your communications team who is equipped with approved resources that may aid in the development of your work product.

Q. A trusted contractor asked me to say a few words in an advertising campaign on social media. Is it okay for me to tell a positive story about the contractor since we are very satisfied with their work? A. Under most circumstances, no, Emera companies cannot ensure or guarantee the performance and reliability of a contractor’s services. Forward all external requests to your communications team for approval.

Section 18 of 19 Raising Concerns & Reporting Potential Violations There are several ways to report concerns or potential violations in the workplace. In most instances, the first person to speak with is your leader. Leaders have the responsibility to escalate reported concerns appropriately for resolution. If speaking with your leader is not possible or appropriate, you can elevate your concern to any senior leader within your company or to human resources. In circumstances where such reporting does not provide the necessary level of confidentiality or is not appropriate given the serious nature of the violation, you can access the confidential and anonymous ClearView ConnectsTM Ethics Hotline at www.clearviewconnects.com or by calling the numbers highlighted in the Reporting Concerns or Potential Violations section below. This Ethics Hotline is accessible 24/7 and is operated by ClearView ConnectsTM’ an independent, external reporting service. The Ethics Hotline provides employees, contractors, customers and third parties with a way to report serious concerns of potential ethical misconduct (e.g., accounting and auditing concerns, fraudulent activities, bribery, manipulation/falsification of records, Health, Safety & Environmental violations, discrimination, harassment, sexual harassment, bullying, etc.) in a confidential and anonymous manner. While anyone may submit an Ethics Hotline report in an anonymous manner, reporters are encouraged to identify themselves to facilitate ongoing communication. All submissions (anonymous or not) regarding unethical behaviour or violations will be treated on a confidential basis, unless specifically permitted to be disclosed by the reporter or required by law. It is important to note that the ClearView ConnectsTM Ethics Hotline is not meant to be a substitute for direct and meaningful communication with your leader or human resources representative, when that is possible. Emera’s VP, Audit Services is responsible for administering the Ethics Hotline process with oversight from Emera’s EVP & General Counsel and the Emera Audit Committee. Reports received through the Ethics Hotline will only be disclosed to those people who need the information to properly investigate the concern and take appropriate action. Investigations may be conducted internally or by an external agency, depending on the nature of the matter. Once a report is submitted through the Ethics Hotline, it can be accessed to view status or provide additional information by using a pre-assigned reference number automatically generated by the ClearView ConnectsTMsystem . REPORTING SECURITY REPORTING SECURITIES REPORTING CODE CONCERNS CONCERNS FRAUD

Generally, the first place to report concerns or suspected violations is with your leader.

However, an anonymous Ethics Hotline is available 24 hours a day, seven days a week to report concerns if normal channels are not feasible or appropriate. You can easily access the confidential and anonymous ClearView Connects™ Ethics Hotline at:

www.clearviewconnects.com

Within North America:
1-866-344-8801

Within the Caribbean:
1-416-386-8094



REPORTING CODE CONCERNS | REPORTING SECURITY CONCERNS | REPORTING SECURITIES FRAUD

Contact your corporate security team immediately for matters that require direct intervention such as workplace violence, intoxicated persons or vandalism. Always call 911 or 211 in Barbados if there is an immediate danger.



REPORTING CODE CONCERNS | REPORTING SECURITY CONCERNS | REPORTING SECURITIES FRAUD

Any employee suspecting securities fraud (e.g., insider trading, tipping, stock manipulation, etc.) must submit a report through the ClearView Ethics Hotline or notify the Emera EVP & General Counsel and/or the Emera VP, Audit Services either directly or in writing as quickly as possible after becoming aware of the potential violation. Employees must cooperate~ be open and honestl and ensure that all information provided about potential violations is truthful and made in good faith. Emera companies will protect all employees who raise a concern in good faith. Reporting in good faith does not mean that you have to be right that there was a violation; you just have to believe that the information you provided was accurate. It is a serious violation of the code to knowingly make a false accusation~ lie1 not be fully open and honest with investigators~ or interfere or refuse to cooperate with an investigation.

Section 19 of 19 Retaliation Will Not Be Tolerated Retaliation, threats of retaliation, termination from an Emera company, or other mistreatment directly or indirectly related to the good faith disclosure of suspected unethical activities or violations of laws, regulations or policies will not be tolerated. Board members, officers or employees who retaliate against individuals who report concerns in good faith will be subject to a disciplinary process, up to, and including, termination.

If you believe you are being retaliated against for seeking advice, reporting suspected misconduct or for being involved in an investigation, speak to your leader (if appropriate) or contact someone from your human resources, legal, audit or compliance teams. In addition, you may use the ClearView Connects’” Ethics Hotline to report your concern.